Exhibit 99.2

PERPETUA RESOURCES CORP.

NOTICE OF CHANGE OF AUDITOR

To:	Deloitte LLP, Chartered Professional Accountants

And To:	PricewaterhouseCoopers LLP, Chartered Professional Accountants

And To:	British Columbia Securities Commission Ontario Securities Commission

Alberta Securities Commission

Financial and Consumer Affairs Authority of Saskatchewan

Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Financial Services Regulation Division Newfoundland and Labrador

Nova Scotia Securities Commission

Office of the Superintendent of Securities Office (Prince Edward Island)

Pursuant to section 4.11 of National Instrument 51-102 Continuous DIslclosure Obligation (“NI 51-102”) Perpetua Resources Corp. (the "Company") hereby provides notice of the following:

1)	The Company is changing its auditor from Deloitte LLP, Chartered Professional Accountants, of 939 Granville Street, Vancouver, BC, V6Z 1L3, to PricewaterhouseCoopers LLP, of 1900 16th Street, Suite 1600, Denver, CO, 80202-5258. Deloitte LLP resigned as auditor of the Company effective November 15, 2021, at the request of the Company.

2)	Deloitte LLP has not expressed any modified opinion in its auditor’s reports on the Company’s financial statements relating to the ”relevant period” (as such term is defined in section 4.11(1) of NI 51-102).

3)	There have been no reportable events as defined in National Instrument 51-102 in connection with the audits by Deloitte LLP of the Company's most recently completed financial year or any subsequent period up to the date of this Notice.

4)	The resignation of Deloitte LLP as auditor and the recommendation to appoint PricewaterhouseCoopers LLP as successor auditor has been approved by the Company's Audit Committee.

DATED this 15th day of November, 2021.

PERPETUA RESOURCES CORP.

Per:	“Laurel Sayer”
LAUREL SAYER
President & CEO